NEWS                                                 [THOMAS & BETTS LETTERHEAD]

FOR IMMEDIATE RELEASE                    CONTACT:  Tricia Bergeron
                                                    (901) 252-8266
                                           tricia_bergeron@tnb.com

              THOMAS & BETTS RELEASES SECOND QUARTER 2000 RESULTS

    RESULTS INCLUDE PRE-TAX SPECIAL CHARGES OF $223.9 MILLION TO CONTINUING
       OPERATIONS AND A $134.1 MILLION AFTER-TAX GAIN ON THE SALE OF THE
                       COMPANY'S ELECTRONIC OEM BUSINESS

       ELECTRONIC OEM SEGMENT RESULTS REPORTED AS DISCONTINUED OPERATIONS

                            ------------------------

MEMPHIS, TENN. (AUGUST 21, 2000) -- Thomas & Betts Corporation (NYSE:TNB) today announced results for the second quarter 2000. The company reported a net loss of $(32.6) million or $(0.56) per share on a fully diluted basis. Net earnings during the quarter were reduced $148.4 million after tax, or $2.56 per share, by special charges totaling $223.9 million relating to accounts receivable, inventory, revenue recognition and other items. The company also recognized a pre-tax gain of $231.1 million ($134.1 million after-tax or $2.31 per share) from the sale of the company's Electronic OEM business. The special charges are reflected in operating income and results for the Electronic OEM segment have been reported separately as discontinued operations. Without the special charges and gain, net earnings would have been a loss of $(18.3) million or $(0.32) per share during the second quarter of 2000. In the prior year period, net earnings, including the results of the Electronic OEM business, were $43.7 million and diluted earnings per share were $0.75.

    As reported, sales in the second quarter 2000 were $291.4 million including the negative impact of $141.9 million in special charges. Excluding these charges, sales would have been $433.3 million, a 10.3 percent decrease from $483.1 million in the same period last year. In comparing 2000 and 1999, the company noted that underlying operating results for the quarter were adversely affected by several key factors. These factors included: additional credits issued as the corporation began to resolve the backlog of outstanding customer invoice disputes; sales related to product lines divested in 1999 and 2000 (Broadband, Photon and Telzon); and, to a lesser extent, excessive inventory in the electrical distribution channel as a result of prior promotional programs.

    The consolidated gross profit was $(113.3) million for the second quarter 2000. Excluding special charges, the second quarter gross profit would have been $108.4 million or 25.0 percent of sales. In the second quarter 1999, the gross profit was $150.2 million or 31.1 percent of sales. The company attributes the deterioration in the underlying gross profit largely to lower sales volume, lower pricing, product returns, weaker manufacturing performance, and various accounts receivable issues.

MANAGEMENT COMMENT

    "Our performance in the quarter and our need to take special charges in many different areas is clearly disappointing," said T. Kevin Dunnigan, Thomas & Betts' newly appointed chairman and chief executive officer. "Our focus now is to address the company's problems quickly and decisively and return Thomas & Betts to a position of financial leadership in the electrical industry. We can best achieve this goal by returning to the basics and emphasizing sound business practices throughout our operations."

    Dunnigan continued, "Thomas & Betts has been a great supplier and a great competitor for over 100 years and continues to enjoy a high degree of end-user customer loyalty and market leadership positions for its products. We recognize that the full value of the company will be realized only when we achieve a measure of consistent earnings growth driven by organic top-line growth."

Thomas & Betts Second Quarter 2000 Results
Page 2

    Dunnigan also said that the company is redirecting its business-to-business
(B2B) e-commerce strategy and will focus its efforts on developing technology solutions that directly support the e-commerce efforts of its distributor and end-user customers. While Thomas & Betts intends to remain the electrical industry's leader in the use of technology to reduce the overall cost of the supply chain, the company has redirected the resources previously targeted at B2B back into the core businesses.

    Dunnigan cautioned that the next several quarters would be a transitional period as the company reviews its strategies, refines its business practices, and establishes greater discipline and tighter controls.

    "We are committed to implementing a focused, efficient and realistic business strategy and will keep our shareholders, employees, customers and suppliers informed of our progress," concluded Dunnigan.

SPECIAL CHARGES -- CONTINUING OPERATIONS

    The $223.9 million in charges recorded in continuing operations include adjustments that fall into the following accounting categories:

    - ACCOUNTS RECEIVABLE: Second quarter 2000 financial statements reflect adjustments of approximately $102.5 million to provide additional reserves for accounts receivable. Approximately $69.5 million of this charge is for customer disputes related to pricing and shipment accuracy, product returns and other reasons. Given the nature, number and aging of these unresolved disputes, management believes that these accounts will be largely uncollectable.

    - The balance of this charge relates primarily to an increase in the reserves for unpaid invoices. These reserves are being increased because of the aging of many invoices and the confusion in billings and collection caused by the implementation of financial, pricing and order processing systems. The charge has been recorded as a direct reduction to accounts receivable and net sales based on the belief that the aging increase is primarily due to disputed billings.

     The company is currently implementing a new strategy to address the collections backlog and a significant number of internal processes are being changed to substantially reduce the volume of billing disputes.

    - EXCESSIVE AND OBSOLETE INVENTORY: In an effort to better match production with sales requirements, the company has adopted a new strategy to reduce levels of slow-moving inventory. This new strategy involves examining inventory aging and usage in greater detail. As a result, an approximately $19.4 million charge was recorded to increase reserves for excess and obsolete inventory.

     In addition, the company recorded adjustments of approximately
     $21.7 million to reduce inventory and increase cost of sales related primarily to recording write downs for excess and obsolete inventory connected with the company's premise wire, trap and filter and Broadband product lines.

    - BOOK TO PERPETUAL INVENTORY DIFFERENCE: The company recorded a
      $19.5 million charge to reduce the carrying value of inventory in order to match to the company's perpetual records and physical counts.

     The company has formed a team comprised of internal staff and outside experts to examine and enhance the policies and procedures related to inventory management and solid progress is being made.

    - REVENUE RECOGNITION: The company reversed $31.7 million of net sales and $14.4 million of cost of sales for sales related to special promotional programs targeted at a select group of large

Thomas & Betts Second Quarter 2000 Results
Page 3

     volume accounts. This resulted in a net pre-tax charge of $17.3 million.
      Based on a review of the terms and conditions of these promotions, management believes that these transactions are more appropriately characterized as consignment sales.

     The company is currently undertaking a review of promotional programs in its commercial and industrial businesses in order to reduce the number and extent of discounting programs and establish effective product promotional programs focused on improving profitability.

    - PROPERTY, PLANT AND EQUIPMENT: During the second quarter 2000, the company recorded a charge of $19.6 million to reflect the write off of, or increased depreciation on assets previously classified as construction in progress. The company also wrote off $4.3 million of assets associated with the company's premise wire and trap and filter product lines and other miscellaneous plant assets.

    - OTHER ADJUSTMENTS: Thomas & Betts also recorded other charges totaling approximately $19.6 million of which the main components are:

       - INTERCOMPANY DIFFERENCES: The financial statements reflect a charge of approximately $7.1 million to reconcile intercompany differences and other miscellaneous accounts which arose, in part, because of problems associated with the implementation of new financial and order entry systems and the transfer of assets between plants.

       - PRODUCT LINE DISCONTINUANCES: Part of the company's strategy is to discontinue or dispose of product lines that do not add value to the respective businesses. Accordingly, the second quarter financial statements reflect charges of $4.0 million related to impairment in goodwill and other intangible assets associated with the company exiting certain product lines, including premise wire, trap and filter and Patriot Products lines.

       - FREIGHT ACCRUALS: The company also booked a $7.1 million charge related to freight costs, which included an under estimation of the cost of freight during the period when the company transitioned to a new global order processing system.

RESTATEMENT OF FINANCIAL STATEMENTS

    Thomas & Betts said that it intends to restate its financial statements for fiscal year 1999. Since a portion of the special charges currently recorded in the quarter ended July 2, 2000 will be attributable to fiscal 1999, such adjustments will be made in fiscal 1999 and eliminated in the current quarter. Accordingly, Thomas & Betts second quarter 2000 financial statement will also be restated. Until such time as the company issues such restated financial statements, Thomas & Betts said its previously issued 1999 financial statements should not be relied upon.

    The company is now reviewing the amounts and attributions of the special charges to prior periods with its independent auditors. Following the completion of this review, and after consultation with the audit committee of the company's board of directors, restated financial statements will be issued as appropriate. If a portion of the special charges currently recorded in the quarter ended
July 2, 2000 is determined to be attributable to the first quarter 2000 and fiscal periods prior to 1999, adjustments will be made in the relevant prior period and eliminated in the current quarter.

    Management also referred investors to the company's Second Quarter 2000 Form 10-Q filed today with the Securities and Exchange Commission.

SIX MONTHS RESULTS

    For the six months ended July 2, 2000, net sales were $754.3 million as reported. Excluding special charges, sales would have been $896.2 million compared to $935.9 million for the same period last year.

Thomas & Betts Second Quarter 2000 Results
Page 4

The gross profit was $30.9 million for the first six months of 2000. Backing out the special charges, the gross profit would have been $252.6 million or
28.2 percent of sales compared with $291.4 million for the first two quarters in 1999.

    Net earnings for the six months of 2000 were $3.3 million. Without the special charges, net earnings would have been $151.7 million, versus
$78.2 million reported in the first six months of 1999. Earnings per diluted share for the period from January 3 to July 2, 2000 were $0.06 versus $1.35 for the comparative period in 1999.

SEGMENT RESULTS

    Sales in the Electrical segment were $196.4 million for the second quarter compared with $364.6 million in the same period last year. Through six months, sales in this segment were down 20.5 percent to $554.5 million. Special charges recorded in the second quarter 2000 reduced sales by $130.2 million in both periods. The remaining deterioration is due to several factors including a higher level of returns and allowances, higher freight expense, additional credits issued, and excessive inventory in the electrical distribution channel due to prior promotional programs.

    The Electrical segment reported a loss of $(192.8) million for the quarter and $(154.6) million for the six months ended July 2, 2000. The special charges taken in the second quarter negatively impacted earnings in both periods by $179.7 million. The additional deterioration in earnings is due to factors noted above in the discussion of the segment's sales, as well as higher marketing, general and administrative expenses.

    The Communications segment reported sales of $39.3 million and a loss of $(41.3) million in the three-month period ending July 2, 2000. This compares with $67.2 million in sales and a loss of $(0.5) million in the second quarter of 1999. For the first and second quarters combined, the Communications segment recorded sales of $87.1 million and an earnings loss of $(37.3) million, versus $128.1 million and $(3.1) million in sales and earnings respectively in the 1999 comparative period. Sales for both the quarter and six months were negatively affected by the special charges recorded in the second quarter as well as the divestiture of certain amplifier product lines in 1999. Communications segment earnings in both periods were negatively impacted by $39.3 million of special charges.

    In the Other category, second quarter sales were $55.8 million, an increase of nine percent from the same period last year. Earnings related to Other businesses were $3.1 million, down from the $5.4 million of earnings recorded in the second quarter of 1999. For the first half of 2000, Other sales totaled $112.7 million, compared with $110.6 million from last year, while earnings were $10.2 million, down from the $11.0 million reported in the first half of 1999. The 2000 results include the impact of $4.9 million of special charges.

DISCONTINUED OPERATIONS

    On July 2, 2000, Thomas & Betts completed the sale of its Electronics OEM business to Tyco International for $750 million in cash. The cash purchase price was reduced by approximately $13.9 million for debt assumed by Tyco. The results of this segment have been reported separately as discontinued operations and do not reflect any allocated corporate overhead expenses for centralized administration, finance and information technology departments.

    The sale resulted in a pre-tax gain of $231.1 million. Net of taxes, the gain was $134.1 million. For the period from April 3, 2000 to the closing date of sale, the Electronic OEM business reported $(14.7) million of losses -- results negatively affected by $31.3 million of pre-tax special charges. The nature of these charges is similar to the special charges recorded in continuing operations during the second fiscal quarter. Excluding these losses, the pre-tax gain on the sale would have been $249.1 million.

Thomas & Betts Second Quarter 2000 Results
Page 5

    Thomas & Betts Corporation is one of the world's leading designers and manufacturers of electrical connectors and components. Headquartered in Memphis, Tenn., the company has manufacturing, distribution, and office facilities worldwide.

Note to Editors: See Financial Tables Attached

--------------------------------------------------------------------------------

    THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT
         TO MANY UNCERTAINTIES IN THE COMPANY'S OPERATIONS AND BUSINESS ENVIRONMENT. SUCH UNCERTAINTIES, WHICH ARE DISCUSSED FURTHER IN THE
    COMPANY'S QUARTERLY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION,
     MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT
      FROM ANY FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING
                                  STATEMENTS.
--------------------------------------------------------------------------------

                                      ###

                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                         QUARTER ENDED       SIX MONTHS ENDED
                                                      -------------------   -------------------
                                                      JULY 2,    JULY 4,    JULY 2,    JULY 4,
                                                        2000       1999       2000       1999
                                                      --------   --------   --------   --------
Net Sales...........................................  $291,429   $483,093   $754,301   $935,863
Costs and Expenses:
  Cost of sales.....................................   404,692    332,881    723,358    644,432
  Marketing, general and administrative.............   112,631     86,705    201,945    177,252
  Research and development..........................     6,337      7,126     12,520     14,272
  Amortization of intangibles.......................     4,442      4,395      8,895      8,649
  Provision (recovery) -- restructured operations...        --         10       (449)      (391)
                                                      --------   --------   --------   --------
                                                       528,102    431,117    946,269    844,214
                                                      --------   --------   --------   --------
Earnings (loss) from operations.....................  (236,673)    51,976   (191,968)    91,649
Income from unconsolidated companies................     2,384      4,406      7,805     10,021
Interest expense -- net.............................    15,641     11,786     28,336     20,640
Other expense -- net................................     1,586      1,380      5,458      3,308
                                                      --------   --------   --------   --------
Earnings (loss) from continuing operations before
  income taxes......................................  (251,516)    43,216   (217,957)    77,722
Income tax (benefit) provision......................   (84,818)     8,340    (77,546)    16,324
                                                      --------   --------   --------   --------
Earnings (loss) from continuing operations..........  (166,698)    34,876   (140,411)    61,398
Earnings from discontinued operations, net..........        --      8,830      9,577     16,801
Gain on sale of discontinued operations, net........   134,089         --    134,089         --
                                                      --------   --------   --------   --------
Net earnings (loss).................................  $(32,609)  $ 43,706   $  3,255   $ 78,199
                                                      ========   ========   ========   ========
Basic earnings per share:
  Earnings (loss) from continuing operations........  $  (2.87)  $   0.61   $  (2.42)  $   1.07
  Earnings from discontinued operations.............        --       0.15       0.17       0.29
  Gain on sale of discontinued operations...........      2.31         --       2.31         --
                                                      --------   --------   --------   --------
  Net earnings (loss)...............................  $  (0.56)  $   0.76   $   0.06   $   1.36
                                                      ========   ========   ========   ========
Diluted earnings per share:
  Earnings (loss) from continuing operations........  $  (2.87)  $   0.60   $  (2.42)  $   1.06
  Earnings from discontinued operations.............        --       0.15       0.17       0.29
  Gain on sale of discontinued operations...........      2.31         --       2.31         --
                                                      --------   --------   --------   --------
  Net earnings (loss)...............................  $  (0.56)  $   0.75   $   0.06   $   1.35
                                                      ========   ========   ========   ========
Average shares outstanding:
  Basic.............................................    57,962     57,657     57,917     57,617
                                                      ========   ========   ========   ========
  Diluted...........................................    57,962     57,893     57,917     57,830
                                                      ========   ========   ========   ========
Cash dividends declared per share...................  $   0.28   $   0.28   $   0.56   $   0.56
                                                      ========   ========   ========   ========

Note: Certain prior-year amounts have been reclassified to conform to the current-year presentation.

                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                               JULY 2,     JANUARY 2,
                                                                 2000         2000
                                                              ----------   -----------
                                 ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   32,027   $   70,354
  Marketable securities.....................................      12,637       14,217
  Receivables, net..........................................     402,900      289,092
  Receivable -- OEM sale....................................     736,113           --
  Inventories, net:
    Finished goods..........................................     206,056      210,200
    Work-in-process.........................................      58,717       62,816
    Raw materials...........................................      92,292      102,706
                                                              ----------   ----------
                                                                 357,065      375,722
  Deferred income taxes.....................................     107,995       44,410
  Prepaid expenses..........................................      17,578       14,802
  Net assets of discontinued operations.....................          --      494,406
                                                              ----------   ----------
Total Current Assets........................................   1,666,315    1,303,003
Property, plant and equipment...............................     896,335      881,477
  Less accumulated depreciation.............................     413,746      382,436
                                                              ----------   ----------
    Property, plant and equipment, net......................     482,589      499,041
Intangible assets, net......................................     560,957      577,301
Investments in unconsolidated companies.....................     117,665      113,302
Other assets................................................      40,965       38,061
                                                              ----------   ----------
TOTAL ASSETS................................................  $2,868,491   $2,530,708
                                                              ==========   ==========
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable.............................................  $   54,188   $   31,921
  Current maturities of long-term debt......................       1,890        2,515
  Accounts payable..........................................     211,837      209,983
  Accrued liabilities.......................................     198,314      143,123
  Income taxes..............................................      65,301        1,917
  Dividends payable.........................................      16,225       16,190
                                                              ----------   ----------
Total Current Liabilities...................................     547,755      405,649
Long-term debt..............................................   1,144,620      921,592
Other long-term liabilities.................................      90,858       88,785
Deferred income taxes.......................................      27,533       20,550
Shareholders' Equity:
  Common stock..............................................       5,797        5,782
  Additional paid-in capital................................     336,636      332,480
  Retained earnings.........................................     766,047      795,208
  Unearned compensation -- restricted stock.................      (4,574)      (3,439)
  Accumulated other comprehensive income....................     (46,181)     (35,899)
                                                              ----------   ----------
Total Shareholders' Equity..................................   1,057,725    1,094,132
                                                              ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $2,868,491   $2,530,708
                                                              ==========   ==========

Note: Certain prior-year amounts have been reclassified to conform to the current-year presentation.

                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                           SUMMARY OF SPECIAL CHARGES

                              SECOND QUARTER 2000
                                  (UNAUDITED)

                                                                                              SPECIAL
                                                  ELECTRICAL   COMMUNICATIONS                 CHARGES
                                                   SEGMENT        SEGMENT        OTHER     CONTINUING OPS
(IN MILLIONS)                                     ----------   --------------   --------   --------------
Accounts Receivable.............................    $ 91.4          $11.1           --         $102.5

Inventory

  E&O...........................................      23.5           16.0          1.6           41.1

  Book to Perpetual.............................      15.9            2.7          0.9           19.5

Revenue Recognition.............................      17.3             --           --           17.3

Property, Plant and Equipment...................      16.4            5.7          1.8           23.9

Other Adjustments

  Freight.......................................       6.4            0.3          0.4            7.1

  Goodwill......................................       1.2            2.6          0.2            4.0

  Intercompany/Misc.............................       7.6             .9           --            8.5
                                                    ------          -----         ----         ------

Total...........................................    $179.7          $39.3         $4.9         $223.9
                                                    ======          =====         ====         ======

                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                    SUMMARY OF RESULTS WITH SPECIAL CHARGES

                              SECOND QUARTER 2000
                                  (UNAUDITED)

                                                        SPECIAL
                                       AS REPORTED      CHARGES                              ADJUSTED VS
                                          10-Q       CONTINUING OPS   ADJUSTED     1999         1999
(IN MILLIONS)                          -----------   --------------   --------   ---------   -----------
Net Sales............................    $ 291.4         $(141.9)      $433.3     $483.1        $(49.8)
                                         -------         -------       ------     ------        ------

Gross Profit.........................     (113.3)         (221.7)       108.4      150.2         (41.8)

Operating Expenses...................      123.4             0.8        122.6       98.2          24.3
                                         -------         -------       ------     ------        ------

Earnings before interest and taxes...     (236.7)         (222.5)       (14.2)      51.9         (66.1)

Other Expenses/(Income)..............       14.8             1.4         13.4        8.7           4.7

Earnings Pre-tax.....................     (251.5)         (223.9)       (27.6)      43.2         (70.8)

Tax..................................       84.8            75.5          9.3        8.3          17.6
                                         -------         -------       ------     ------        ------

Net earnings from continuing
  operations.........................    $(166.7)        $(148.4)      $(18.3)    $ 34.9        $(53.2)
                                         =======         =======       ======     ======        ======

                  THOMAS & BETTS CORPORATION AND SUBSIDIARIES

                              SECOND QUARTER 2000

                          BUSINESS SEGMENT PERFORMANCE
                                  (UNAUDITED)

          QUARTER ENDED                        REPORTED                                           ADJUSTED
---------------------------------  --------------------------------      SPECIAL       ------------------------------
                                    JULY 2,    JULY 4,                   CHARGES       JULY 2,    JULY 4,
                                     2000        1999      CHANGE     CONTINUING OPS     2000       1999      CHANGE
                                   ---------   --------   ---------   --------------   --------   --------   --------
(IN THOUSANDS)

Net Sales:
  Electrical.....................  $ 196,354   $364,599   $(168,245)     $130,218      $326,572   $364,599   $(38,027)
  Communications.................     39,304     67,234     (27,930)       11,235        50,539     67,234    (16,695)
  Other..........................     55,771     51,260       4,511           425        56,196     51,260      4,936
                                   ---------   --------   ---------      --------      --------   --------   --------
    Total........................  $ 291,429   $483,093   $(191,664)     $141,878      $433,307   $483,093   $(49,786)
                                   =========   ========   =========      ========      ========   ========   ========
Segment Earnings (Loss):
  Electrical.....................  $(192,766)  $ 51,385   $(244,151)     $179,639      $(13,127)  $ 51,385   $(64,512)
  Communications.................    (41,301)      (484)    (40,817)       39,289        (2,012)      (484)    (1,528)
  Other..........................      3,062      5,369      (2,307)        4,976         8,038      5,369      2,669
                                   ---------   --------   ---------      --------      --------   --------   --------
    Total........................  $(231,005)  $ 56,270   $(287,275)     $223,904      $ (7,101)  $ 56,270   $(63,371)
                                   =========   ========   =========      ========      ========   ========   ========

          YEAR-TO-DATE                         REPORTED                                           ADJUSTED
---------------------------------  --------------------------------      SPECIAL       ------------------------------
                                    JULY 2,    JULY 4,                   CHARGES       JULY 2,    JULY 4,
                                     2000        1999      CHANGE     CONTINUING OPS     2000       1999      CHANGE
                                   ---------   --------   ---------   --------------   --------   --------   --------
(IN THOUSANDS)

Net Sales:
  Electrical.....................  $ 554,530   $697,165   $(142,635)     $130,218      $684,748   $697,165   $(12,417)
  Communications.................     87,101    128,117     (41,016)       11,235        98,336    128,117    (29,781)
  Other..........................    112,670    110,581       2,089           425       113,095    110,581      2,514
                                   ---------   --------   ---------      --------      --------   --------   --------
    Total........................  $ 754,301   $935,863   $(181,562)     $141,878      $896,179   $935,863   $(39,684)
                                   =========   ========   =========      ========      ========   ========   ========
Segment Earnings (Loss):
  Electrical.....................  $(154,637)  $ 92,141   $(246,778)     $179,639      $ 25,002   $ 92,141   $(67,139)
  Communications.................    (37,266)    (3,138)    (34,128)       39,289         2,023     (3,138)     5,161
  Other..........................     10,242     11,009        (767)        4,976        15,218     11,009      4,209
                                   ---------   --------   ---------      --------      --------   --------   --------
    Total........................  $(181,661)  $100,012   $(281,673)     $223,904      $ 42,243   $100,012   $(57,769)
                                   =========   ========   =========      ========      ========   ========   ========